                                                  Registration No. 333-37809
   As filed with the Securities and Exchange Commission on March __, 1998
============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                          FIRST MIDWEST BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                 36-3161078
      (State or other jurisdiction                    (I.R.S. Employer
    of incorporation or organization)                Identification No.)

   300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459, (630) 875-7450
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Donald J. Swistowicz
                            Executive Vice President
                          First Midwest Bancorp, Inc.
           300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459
                                 (630) 875-7450
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

         Timothy M. Sullivan                      Gary L. Mowder
         Hinshaw & Culbertson                     Schiff Hardin & Waite
         222 North LaSalle Street, Suite 300      7200 Sears Tower
         Chicago, Illinois 60601-1081             Chicago, Illinois 60606
         (312) 704-3000                           (312) 258-5514

     The registrant hereby amends this Post-Effective Amendment No. 1 to this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Post-Effective Amendment No. 1 to this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ Information contained herein is subject to completion or amendment. A + + registration statement relating to these securities has been filed with the + + Securities and Exchange Commission. These securities may not be sold nor + + may offers to buy be accepted prior to the time the registration statement + + becomes effective. This prospectus shall not constitute an offer to sell or + + the solicitation of an offer to buy nor shall there be any sale of these + + securities in any State in which such offer, solicitation or sale would be + + unlawful prior to registration or qualification under the securities laws of +
+ any such State.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to Completion, dated March ______, 1998

    PROSPECTUS March ___,1998

                          FIRST MIDWEST BANCORP, INC.

                                1,520,611 Shares

                                  Common Stock
                                ($.01 par value)

         This Prospectus pertains to an offering from time to time of up to 1,520,611 shares of common stock, par value $.01 ("Common Stock"), of First Midwest Bancorp, Inc. (the "Company"), held by stockholders (the "Selling Stockholders") who received the shares in exchange for their shares of common stock of SparBank, Incorporated ("SparBank"), in connection with the Company's acquisition of SparBank on October 1, 1997. See "SELLING STOCKHOLDERS" (located on pages 9-11 of this Prospectus). The Company will not receive any proceeds from the sale of the shares of Common Stock covered by this Prospectus. The Company has agreed to pay certain expenses in connection with this offering (excluding underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees to be paid by the Selling Stockholders).

         The Common Stock is quoted on the Nasdaq Stock Market's National Market (the "Nasdaq Stock Market") under the symbol "FMBI". On March ___, 1998, the last sale price of the Common Stock as reported on the Nasdaq Stock Market was $_______ per share.

         The Common Stock may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents or brokers in one or more transactions on the Nasdaq Stock Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. The price at which any of the shares of Common Stock may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. As of the date hereof, the distribution and sale of the shares of Common Stock offered hereby are also subject to the provisions of an Investment Agreement, dated as of June 18, 1997, between the Company and the Selling Stockholders. The Investment Agreement requires, among other things, that any transfer of the shares "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the Nasdaq Stock Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods. See "PLAN OF DISTRIBUTION" (located on pages 11-12 of this Prospectus).

         See "INVESTMENT CONSIDERATIONS" (located on pages 6-9 of the Prospectus) for a discussion of certain risks that should be considered by prospective investors.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE

         SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

                               TABLE OF CONTENTS

    The Company..................................................   3
    Recent Developments..........................................   3
    Cautionary Statement Concerning Forward-Looking Information..   6
    Investment Considerations....................................   6
    Use of Proceeds..............................................   9
    Selling Stockholders.........................................   9
    Plan of Distribution.........................................  11
    Pro Forma Financial Information..............................  12
    Legal Matters................................................  16
    Experts......................................................  16
    Available Information........................................  16
    Incorporation of Certain Documents by Reference..............  17

         No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is current as of any time subsequent to the date hereof.

                                  THE COMPANY

         The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association and three nonbank Affiliates that offer trust and investment management, mortgage banking and credit life insurance related services in the same markets served by the bank Affiliate. See also "RECENT DEVELOPMENTS" below (located on pages 3-5 of this Prospectus). The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $3.6 billion at December 31, 1997.

         The Bank's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and retail banking, including: accepting deposits; commercial and industrial, consumer and real estate lending; collections; safe deposit box operations; and other banking services tailored for individual, commercial and industrial and governmental customers. The Bank operates 55 banking offices in northern Illinois with approximately 78% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 16% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining 6% of the Bank's assets are located in the southeastern region of the state in Vermilion and Champaign counties. In each of the primary markets in which the Bank operates, it ranks among the top five banking institutions in market share of deposits.

         First Midwest Trust Company, N.A. (the "Trust Company"), provides trust and investment management services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities.
    As of December 31, 1997, the Trust Company had approximately $1.6 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

         First Midwest Mortgage Corporation (the "Mortgage Corporation") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted by the Bank.

         First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

         The Company's principal executive office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-3459, and its telephone number is (630) 875-7450.

                              RECENT DEVELOPMENTS

         Acquisition of SparBank. The Company consummated the acquisition of SparBank, the holding company of McHenry State Bank ("MSB"), which was headquartered in McHenry, Illinois, on October 1, 1997. MSB operated four banking offices in McHenry County, Illinois, and had total assets of approximately $436 million as of December 31, 1997. The Company merged MSB into the Bank on February 23, 1998.

         The acquisition was accounted for as a pooling of interests. The Selling Stockholders received 21.7234 shares of Common Stock for each share of SparBank common stock they owned in a tax-free exchange. The Company issued 3,230,764 shares of Common Stock to the Selling Stockholders in exchange for all of the issued and outstanding common stock of SparBank.

         Incident to the SparBank acquisition, the Company recorded in the fourth quarter of 1997 an acquisition charge of $5.446 million representing primarily investment banker fees, severance and related benefit costs, legal fees and professional services, contract termination fees and certain other nonrecurring merger-related costs. Additionally, also incident to the acquisition, the Company recorded a one-time provision of $1.296 million to conform MSB's loan loss reserves and credit policies to First Midwest's.

         Pending Acquisition. On January 14, 1998, the Company, First Midwest Acquisition Corporation, a wholly owned subsidiary of the Company ("Acquisition Corporation"), and Heritage Financial Services, Inc. ("Heritage"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Heritage will be merged with and into Acquisition Corporation (the "Merger"). Heritage is a $1.3 billion holding company headquartered in Tinley Park, Illinois with 17 banking offices located in the south and southwest suburban Chicago banking market.

         Pursuant to the Merger Agreement, the transaction will be structured as a tax-free exchange and accounted for as a pooling-of-interests. Each outstanding share of Heritage's Common stock, no par value, will be converted to 0.7695 of a share of Company Common Stock, resulting in the issuance of approximately 9.7 million shares of Company Common Stock. Based on First Midwest's January 14, 1998 closing price of $42.38 per share, the transaction is valued at approximately $411 million.

         The Merger is conditioned upon, among other things, approval by the shareholders of both First Midwest and Heritage, and receipt of customary regulatory approvals. The Merger Agreement has been approved by the Boards of Directors of both companies. In conjunction with the approval of the Merger Agreement, Heritage rescinded the balance of its stock repurchase program authorized in June, 1996. It is anticipated the acquisition will be consummated late in the second quarter of 1998. First Midwest intends to merge Heritage Bank, Heritage's principal subsidiary, into the Bank prior to year-end 1998.

         Incident to the entry into the Merger Agreement, the Company and Heritage executed a Stock Option Agreement (the "Option Agreement") pursuant to which Heritage granted the Company an option to acquire up to 2,400,000 shares of Heritage Common Stock (representing 19.9% of its outstanding shares as of January 14, 1998) at a price of $21.25 per share subject to certain terms and conditions set forth in the Option Agreement.

         On January 23, 1998, the Company filed a Current Report on Form 8-K with the Commission (the "Company Form 8-K"), which contains, among other things, certain financial and other information (the "Company Form 8-K Materials") about the Merger. The Company Form 8-K Materials contain certain forward-looking statements regarding the Company, Heritage and the combined organization following the Merger, including statements relating to estimated cost savings and enhanced revenues that may be realized from the Merger, and certain acquisition costs and charges expected to be incurred in connection with the Merger. Such forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the Company Form 8-K Materials and herein. Factors that might cause such a difference include, but are not limited to, those discussed in the Company Form 8-K and the Company's Annual Report on Form 10-K for the year ended December 31, 1997. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION" (located on pages 16, 17 and 6, respectively, of this Prospectus).

         As indicated in the Company Form 8-K:

              . The Company expects to realize before-tax expense savings resulting from the Merger of approximately $3.8 million and $9.6 million in 1998 and 1999, respectively, or approximately $2.3 million and $5.8 million after-tax, respectively. These estimates assume that approximately 30% of Heritage's 1997 annualized expenses are eliminated by the end of 1999.

              . The Company expects to record pre-tax acquisition costs and related charges currently estimated at $15.4 million upon the consummation of the Merger, as summarized below:

                   Severance and Related Obligations....  $ 8.0
                   Investment Banker Fees and Expenses..    4.7
                   Professional and Filing Fees.........    1.2
                   Contract Termination Fees............    0.8
                   Other................................    0.7
                                                          -----

                   Total................................  $15.4
                                                          =====

    The estimates include assumptions about the timing of the consummation of the Merger and the number of employees whose employment will terminate as a result of the Merger. Changes in such assumptions could result in a change in the estimated total charge.

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

         This Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of the Company and Heritage, including (i) statements relating to the cost savings estimated to result from the Merger,
    (ii) statements relating to revenues estimated to result from the Merger,
    (iii) statements relating to the restructuring charges estimated to be incurred in connection with the Merger and (iv) statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. See "RECENT DEVELOPMENTS" and "PRO FORMA FINANCIAL INFORMATION" (located on pages 3-5 and 12-15, respectively, of this Prospectus). These forward-looking statements involve certain risks and uncertainties. The Company does not undertake any obligation to reflect circumstances or events that arise after the date hereof. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (a) expected cost savings from the Merger may not be fully realized or realized within the expected time frame; (b) revenues following the Merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) costs or difficulties related to the integration of the business of the Company and Heritage may be greater than expected; (e) changes in the interest rate environment may reduce margins; (f) general economic or business conditions, either nationally or in the states in which the Company is doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (g) legislative or regulatory changes may adversely affect the business in which the Company is engaged; and (h) changes may occur in the securities markets. The forward-looking earnings estimates included in this Prospectus have not been examined or compiled by the independent public accountants of the Company nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors which could affect the financial results of the Company after the Merger is included in the Commission filings incorporated by reference herein.

                           INVESTMENT CONSIDERATIONS

         Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

         Competition. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services. Since the Chicago area is the Company's focus market, the Bank and the Mortgage Corporation are exposed to varying types and levels of competition from associated industries. In general, however, the Bank and the Mortgage Corporation compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within their market areas. The Trust Company competes with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust Company generally involve the variety of products and services that can be offered to clients. Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industries.

         Loan Portfolio Risks. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures as well as a detailed loan rating system used in conjunction with credit reviews performed by its loan review staff. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Management does not believe that the overall loan portfolio risk inherent in the Company's loan portfolio is in excess of risks experienced by others in the same or similar industries.

         Impact of Interest Rate Changes. Interest rate risk is an inherent part of the banking business as financial intermediaries garner deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

         Economic Conditions and Monetary Policies. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-performing cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

         Government Regulation. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Real Estate, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

         Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank and savings association insurance funds and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

         FDIC Insurance Premiums. The deposits of the Company are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's deposits are predominantly insured by the Bank Insurance Fund ("BIF") while certain deposits of the Company are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

         As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

         The 1998 annual deposit insurance premium established by the FDIC for the Company's BIF assessable deposits is set at 0%, reflecting the lowest premium assessment as the Company is classified as well-capitalized. Further, as a result of the special assessment on SAIF deposits required by the Deposit Insurance Funds Act of 1996, the SAIF was recapitalized on October 1, 1996. Accordingly, no premium assessments have been imposed on the Company's SAIF deposits for 1998. It is unknown whether such assessments will change in future periods.

         For 1998, the Company will pay premium assessments on both its BIF and SAIF deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations which were used to finance the cost of "thrift bailouts" in the 1980's. The FICO assessment rates on BIF assessable deposits were set at $.01296 and $.0126 per $100 of insured deposits for the 1998 first and second semi-annual periods, respectively, and $.0648 and $.0630 per $100 of insured for SAIF assessable deposits, respectively, for such periods. These rates may be adjusted quarterly to reflect changes in the assessment basis for the BIF and SAIF. By law, the FICO rate on BIF assessable deposits must be 1/5 of the rate on SAIF assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.

         Anti-Takeover Provisions. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Restated Certificate of Incorporation and its Amended and Restated By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of persons holding 67% of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; (iv) a super-majority voting requirement to approve certain business combinations; and (v) a super-majority voting requirement to amend provisions of the Restated Certificate of Incorporation or the Amended and Restated By-laws relating to the classification of the Board, removal of directors and the super-majority voting requirement for certain business combinations. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

         Acquisition Charge. See "RECENT DEVELOPMENTS -- Pending Acquisition" (located on pages 4-5 of this Prospectus) for a description of the pre-tax acquisition costs and related charges to be recorded in the second quarter of 1998 incident to the acquisition of Heritage.

                                USE OF PROCEEDS

         All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         On June 18, 1997, the Company, FMB Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("FMB"), and SparBank and certain of the Selling Stockholders entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which SparBank was merged with and into FMB on October 1, 1997 (the "Merger"). Upon the consummation of the Merger, each outstanding share of common stock of SparBank was converted into 21.7234 shares of Common Stock of the Company. A total of 3,230,764 shares of Common Stock were issued to the Selling Stockholders in exchange for all of the issued and outstanding shares of SparBank common stock.

         The Selling Stockholders and the Company are parties to the Investment Agreement pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), registering the offer and sale by the Selling Stockholders of an agreed-upon number of the shares of Common Stock issued in the Merger. The Company has agreed to prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective until the earlier of October 1, 1998, or the date on which all of the shares of Common Stock offered hereby have been sold. Under the terms of the Investment Agreement, the Company has agreed to pay certain fees and expenses incurred in connection with the registration; provided, however, that the Company will not pay any underwriting discounts, selling commissions, brokers' fees or similar discounts, commissions or fees attributable to the sale or distribution of the shares of Common Stock, which expenses will be paid by the Selling Stockholders.

         Under the Investment Agreement, the Selling Stockholders agreed that they would not directly or indirectly offer, sell, pledge or transfer or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or pledge) any of the shares offered hereby, except in compliance with the Investment Agreement and the Securities Act and the rules and regulations promulgated thereunder.

         The Selling Stockholders may not transfer their rights under the Investment Agreement without the Company's consent. Such consent is not required, however, in the case of a transfer by bequest, devise, inheritancy, laws of intestacy, or gift.

         The table below sets forth certain information with respect to the Selling Stockholders and their beneficial ownership of Common Stock as of March ___, 1998, and includes information with respect to positions, offices or other material relationships of the Selling Stockholders with the Company, or any of its predecessors or affiliates, during the past three years. Each of the Selling Stockholders will determine, in such Selling Stockholder's sole discretion, the number of shares of Common Stock, if any, to be sold by such Selling Stockholder during the effectiveness of the Registration Statement, but in no event will such number exceed the number of shares of Common Stock specified below. The Company may amend or supplement this Prospectus from time to time to disclose the names, relationships to the Company, and holdings of Common Stock of additional Selling Stockholders.

                                                                    Number of Shares      Percentage of
                                   Shares of                        of Common Stock       Common Stock
                                  Common Stock   Number of Shares    Owned Assuming      Owned Assuming
                                 Owned Prior to  of Common Stock   the Sale of All of  the Sale of All of
    Name/1/                       the Offering       Offered       the Shares Offered  the Shares Offered
    -------                      --------------  ----------------  ------------------  -------------------

    Geraldine C. Cowlin/2/.....     2,310,153          600,000          1,710,153              8.53%
    William J. Cowlin, Sr./3/..         8,689            8,689                  0              0.00
    William J. Cowlin, Jr./4/..       114,286          114,286                  0              0.00
    Sarah Cowlin Towne/4/......       114,286          114,286                  0              0.00
    Bridget Cowlin.............       114,286          114,286                  0              0.00
    Martha Cowlin..............       114,286          114,286                  0              0.00
    David Cowlin...............       114,330          114,330                  0              0.00
    John Zieman................       170,224          170,224                  0              0.00
    Jane Zieman Salmon.........       170,224          170,224                  0              0.00
                                    ---------        ---------
         Total.................     3,230,764        1,520,611
                                    =========        ---------

    ------------------

    1 William J. Cowlin, Sr., is the spouse of Geraldine C. Cowlin. William J. Cowlin, Jr., Sarah Cowlin Towne, Bridget Cowlin, Martha Cowlin and David Cowlin are the children of William J. Cowlin, Sr., and Geraldine Cowlin. John Zieman and Jane Zieman Salmon are the nephew and niece of William J. Cowlin, Sr., and Geraldine C. Cowlin.

    2 Geraldine C. Cowlin served as President and a Director of SparBank and as a Director of MSB prior to the Merger.

    3 William J. Cowlin, Sr., served as Secretary and a Director of SparBank and as a Director of MSB prior to the Merger. As provided in the Merger Agreement, William J. Cowlin, Sr., was appointed to serve as a Director of the Company effective as of October 1, 1997, for a three-year term. Under the terms of the Merger Agreement, William J. Cowlin, Sr. (or such other nominee of Geraldine C. Cowlin) shall be nominated by the Board of Directors of the Company to serve as director of the Company for a second three-year term following the expiration of his first term.

    4 William J. Cowlin, Jr., and Sarah Cowlin Towne served as directors of MSB prior to the Merger.


                              PLAN OF DISTRIBUTION

         Subject to applicable provisions of the Investment Agreement, the Common Stock covered by this Prospectus may be offered for sale from time to time by the Selling Stockholders to or through underwriters or directly to other purchasers or through agents in one or more transactions on the Nasdaq National Market, in one or more private transactions, or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Such methods of sale may include, without limitation, (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,
    (b) purchases by a broker-dealer as a principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution, to the extent that such amendment or supplement is required by applicable law.

         In connection with sales of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. To the extent permitted by applicable law, the Selling Stockholders may also sell Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker- dealer or financial institution of the Common Stock offered hereby, which Common Stock such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge the shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may, subject to the Investment Agreement, effect sales of the pledged Common Stock pursuant to this Prospectus.

         Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Any such remuneration will be disclosed in a prospectus or prospectus supplement filed under the Securities Act, to the extent such disclosure is required under applicable law. The Selling Stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

         Notwithstanding the foregoing, as of the date of this Prospectus, the distribution and sale of the shares of Common Stock offered hereby are subject to the provisions of the Investment Agreement. The Investment Agreement requires, among other things, that any transfer of such shares of Common Stock "to the public" be made in an "ordinary trading transaction." An "ordinary trading transaction" is defined in the Investment Agreement as a sale of the shares on the Nasdaq National Market using the services of a broker-dealer registered in the state where the transfer is to occur, without the use of special selling efforts or methods.

         Under the Investment Agreement, the Company has agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act. The Selling Stockholders have also agreed to indemnify the Company and certain related persons against certain liabilities in connection with the offering of the Common Stock pursuant to this Prospectus, including liabilities arising under the Securities Act.

                        PRO FORMA FINANCIAL INFORMATION
                 (dollars in thousands, except per share data)

         The following unaudited Pro Forma Condensed Statement of Condition as of December 31, 1997, combines, under the pooling-of-interests method of accounting, the historical consolidated statements of condition of the Company and Heritage as if the Merger had been effective on December 31, 1997. The following unaudited Pro Forma Condensed Statements of Income for the years ended December 31, 1997, December 31, 1996 and December 31, 1995 present the combined results of operations of the Company and Heritage, under the pooling-of-interests method of accounting, as if the Merger had been effective at January 1, 1995.

         The pro forma combined information is not necessarily indicative of the actual results that would have occurred had the Merger been consummated prior to the periods indicated, or of the future operations of the combined entity. This information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of the Company, including the notes thereto. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION," and "RECENT DEVELOPMENTS" (located on pages 16, 17, 6 and 3-5, respectively, of this Prospectus).

         Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of the Company and Heritage will be combined as of the consummation of the Merger and carried forward at their previously recorded amounts. The stockholders' equity accounts of the Company and Heritage will be combined on the Company's consolidated statement of condition, and no goodwill or other intangible assets will be created. Financial statements of the Company issued after the Merger will be restated retroactively to reflect the consolidated operations of the Company and Heritage as if the Merger had taken place prior to the periods covered by such financial statements.

         The Company and Heritage expect that the combined company will achieve substantial benefits from the Merger in the form of operating cost savings. However, the unaudited pro forma financial information does not reflect any direct costs or potential savings which are expected to result from the consolidation of operations of the Company and Heritage, and, therefore, does not purport to be indicative of the results of future operations.

         The pro forma financial statements do not take into account the effect of the special charge for acquisition costs and related expenses and the effect of such charge on the financial condition, results of operations and reported per share amounts of the combined company.

                                                           Pro Forma Condensed Statement of Condition (Unaudited)
                                                                             December 31, 1997
                                                           ------------------------------------------------------
                                                                     Historical
                                                           --------------------------------
                                                                                                       Pro Forma
Assets                                                     First Midwest          Heritage           Consolidated
                                                           -------------         ----------          ------------
Cash and due from banks..................................     $  117,974         $   48,214           $  166,188
Funds sold and other short-term investments..............         31,055              2,864               33,919
Mortgages held for sale..................................         26,857                 --               26,857
Securities available for sale............................        974,467            407,087            1,381,554
Securities held to maturity..............................         20,323            113,101              133,424
Trading account securities...............................            ---                450                  450
Loans....................................................      2,333,252            711,541            3,044,793
Reserve for loan losses..................................        (37,344)            (9,621)             (46,965)
                                                              ----------         ----------           ----------
    Net Loans............................................     $2,295,908         $  701,920           $2,997,828
                                                              ----------         ----------           ----------

Premises, furniture and equipment........................         59,219             19,585               78,804
Accrued interest receivable and other assets.............         88,370             26,100              114,470
                                                              ----------         ----------           ----------
    Total Assets.........................................     $3,614,173         $1,319,321           $4,933,494
                                                              ==========         ==========           ==========

Liabilities and Stockholders' Equity
Deposits.................................................     $2,795,975         $1,139,631           $3,935,606
Short-term borrowings....................................        438,032             45,569              483,601
Accrued interest payable and other liabilities...........         42,654             11,915               54,569
                                                              ----------         ----------           ----------
    Total liabilities....................................      3,276,661          1,197,115            4,473,776
                                                              ----------         ----------           ----------
Stockholders' equity.....................................        337,512            122,206              459,718
                                                              ----------         ----------           ----------
    Total Liabilities and Stockholders' Equity...........     $3,614,173         $1,319,321           $4,933,494
                                                              ==========         ==========           ==========

                                                            Pro Forma Condensed Statement of Income (Unaudited)
                                                                            December 31, 1997
                                                           ------------------------------------------------------
                                                                     Historical
                                                           --------------------------------
                                                                                                      Pro-Forma
                                                           First Midwest          Heritage           Consolidated
Interest Income                                            -------------         ----------          ------------
Interest and fees on loans...............................     $  209,003         $   57,772              266,775
Interest on securities...................................         59,005             32,960               91,965

Interest on funds sold and other short-term
    investments..........................................          2,498                424                2,922
                                                              ----------         ----------           ----------
    Total interest income................................        270,506             91,156              361,662
                                                              ----------         ----------           ----------

Interest Expense
Interest on deposits.....................................         99,973             40,692              140,665
Interest on short-term borrowings........................         25,809              2,044               27,853
                                                              ----------         ----------           ----------
    Total interest expense...............................        125,782             42,736              168,518
                                                              ----------         ----------           ----------
    Net interest income..................................        144,724             48,420              193,144

Provision for Loan Losses................................          8,765                600                9,365
                                                              ----------         ----------           ----------
    Net interest income after provision
     for loan losses.....................................        135,959             47,820              183,779
                                                              ----------         ----------           ----------

Noninterest Income.......................................         37,222              9,607               46,829
Noninterest Expense......................................        113,810             31,765              145,575
                                                              ----------         ----------           ----------

    Income before income tax expense.....................         59,371             25,662               85,033
Income Tax Expense.......................................         20,556              7,869               28,425
                                                              ----------         ----------           ----------

    Net Income...........................................     $   38,815         $   17,793           $   56,608
                                                              ==========         ==========           ==========
    Net Income Per Share/(1)/............................     $     1.94                              $     1.93
                                                              ==========                              ==========
    Net Income Per Share, assuming dilution/(2)/.........     $     1.92                              $     1.90
                                                              ==========                              ==========
    Average Shares Outstanding/(1)/......................         19,986                                  29,620
                                                              ==========                              ==========
    Average Shares Outstanding, assuming
     dilution/(2)/.......................................         20,238                                  29,828
                                                              ==========                              ==========

                                                            Pro Forma Condensed Statement of Income (Unaudited)
                                                                            December 31, 1996
                                                           ------------------------------------------------------
                                                                     Historical
                                                           --------------------------------

                                                                                                      Pro Forma
                                                           First Midwest          Heritage           Consolidated
Interest Income                                            -------------         ----------          ------------
Interest and fees on loans...............................     $  202,953         $   52,907              255,860
Interest on securities...................................         62,397             30,223               92,620
Interest on funds sold and other short-term
    investments..........................................          3,443                694                4,137
                                                              ----------         ----------           ----------
    Total interest income................................        268,793             83,824              352,617
                                                              ----------         ----------           ----------

Interest Expense
Interest on deposits.....................................        100,142             36,327              136,469
Interest on short-term borrowings........................         30,226              2,279               32,505
                                                              ----------         ----------           ----------
    Total interest expense...............................        130,368             38,606              168,974
                                                              ----------         ----------           ----------
    Net interest income..................................        138,425             45,218              183,643

Provision for Loan Losses................................          7,790                400                8,190
                                                              ----------         ----------           ----------
    Net interest income after provision
     for loan losses.....................................        130,635             44,818              175,453
                                                              ----------         ----------           ----------

Noninterest Income.......................................         34,335              7,724               42,059
Noninterest Expense......................................        104,767             30,801              135,568
                                                              ----------         ----------           ----------

    Income before income tax expense.....................         60,203             21,741               81,944
Income Tax Expense.......................................         20,331              6,903               27,234
                                                              ----------         ----------           ----------

    Net Income...........................................     $   39,872         $   14,838           $   54,710
                                                              ==========         ==========           ==========
    Net Income Per Share.................................     $     1.96                              $     1.86
                                                              ==========                              ==========
    Net Income Per Share, assuming dilution/(2)/.........     $     1.95                              $     1.82
                                                              ==========                              ==========
    Average Shares Outstanding/(1)/......................         20,314                                  29,470
                                                              ==========                              ==========
    Average Shares Outstanding, assuming
      dilution/(2)/......................................         20,467                                  30,076
                                                              ==========                              ==========

                                                            Pro Forma Condensed Statement of Income (Unaudited)
                                                                            December 31, 1995
                                                           -----------------------------------------------------
                                                                     Historical
                                                           --------------------------------
                                                                                                      Pro Forma
                                                           First Midwest          Heritage          Consolidated
Interest Income                                            -------------         ----------         ------------
Interest and fees on loans...............................     $  203,884         $   48,156           $  252,040
Interest on securities...................................         69,148             23,326               92,474
Interest on funds sold and other short-term
    investments..........................................          2,672              2,378                5,050
                                                              ----------         ----------           ----------
    Total interest income................................        275,704             73,860              349,564
                                                              ----------         ----------           ----------

Interest Expense
Interest on deposits.....................................         97,602             31,516              129,118
Interest on short-term borrowings........................         44,690              1,848               46,538
                                                              ----------         ----------           ----------
    Total interest expense...............................        142,292             33,364              175,656
                                                              ----------         ----------           ----------
    Net interest income..................................        133,412             40,496              173,908

Provision for Loan Losses................................         11,454                200               11,654
                                                              ----------         ----------           ----------
    Net interest income after provision
     for loan losses.....................................        121,958             40,296              162,254
                                                              ----------         ----------           ----------

Noninterest Income.......................................         33,695              6,971               40,666
Noninterest Expense......................................        108,083             27,670              135,753
                                                              ----------         ----------           ----------

    Income before income tax expense.....................         47,570             19,597               67,167
Income Tax Expense.......................................         16,166              6,303               22,469
                                                              ----------         ----------           ----------

    Net Income...........................................     $   31,404         $   13,294           $   44,698
                                                              ==========         ==========           ==========
    Net Income Per Share/(1)/............................     $     1.55                              $     1.52
                                                              ==========                              ==========
    Net Income Per Share, assuming dilution/(2)/.........     $     1.53                              $     1.49
                                                              ==========                              ==========
    Average Shares Outstanding/(1)/......................         20,229                                  29,391
                                                              ==========                              ==========
    Average Shares Outstanding assuming
     dilution/(2)/.......................................         20,476                                  30,067
                                                              ==========                              ==========

------------------------------
Footnotes to Pro Forma Combining Financial Statements:

/(1)/ The pro forma combined net income per share and average shares outstanding is based upon the historical net income for First Midwest and Heritage divided by the total pro forma average shares of the combined entity assuming conversion of the Heritage Common Stock at the 0.7695 Exchange Ratio (see "RECENT DEVELOPMENTS -- Pending Acquisition" located on pages 4-5 of this Prospectus).

/(2)/ The pro forma combined net income per share, assuming dilution, and average shares outstanding, assuming dilution, is based upon the historical net income of First Midwest and Heritage divided by the total pro forma average shares of the combined entity, adjusted for the potential dilutive effect of shares issued under the entities stock option plans, assuming conversion of the Heritage Common Stock at the
       0.7695 Exchange Ratio (see "RECENT DEVELOPMENTS -- Pending Acquisition" located on pages 4-5 of this Prospectus).

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

         The consolidated financial statements of the Company at December 31, 1997 and 1996, and for each of the two years in the period ended December 31, 1997, included in the Company's Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of the Company for the year ended December 31, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of SparBank as of December 31, 1996, and for each of the two years in the period then ended, have been incorporated in this Prospectus by reference herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission (File Number 0-10967). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations: Seven World Trade Center, Suite 1300, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a website (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding the Company that the Company files electronically with the Commission. In addition, such reports, proxy statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have heretofore been filed by the Company with the Commission are incorporated by reference in this Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         2. The Company's Current Report on Form 8-K filed on January 23, 1998; and

         3. The description of the Common Stock, $.01 par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 8-A on November 21, 1995 and June 30, 1997.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc., at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459;
    Attention: Corporate Communications Director (630) 875-7450.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 15. Indemnification of Directors and Officers

         Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement or otherwise.

         The Company's Amended and Restated By-laws and Restated Certificate of Incorporation provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by Delaware law.

         The Company has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Amended and Restated By-Laws and Restated Certificate of Incorporation. These agreements, among other things, will indemnify the Company's directors and executive officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third party) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action suit or other proceeding, including any action by or in the right of the Company, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

         The Company's Restated Certificate of Incorporation is consistent with
    Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a corporation to include a provision limiting the personal liability of a director in the corporation's certificate of incorporation. With limitations, this provision eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate director liability: (1) for breaches of the duty of loyalty to the Company and its stockholders; (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174").
    Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While this provision protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in this provision have no effect on claims arising under the securities laws.

         The Company maintains liability insurance for the benefit of its directors and officers.

    Item 16. Exhibits.

    See Exhibit Index on Page II-6.

    Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a) (3) of the Securities Act of 1933.

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Village of Itasca, State of Illinois, this 5th day of March, 1998.

                                  FIRST MIDWEST BANCORP, INC.


                                  By:  /s/Robert P. O'Meara
                                     ------------------------------------------
                                       Robert P. O'Meara
                                       President and Chief Executive Officer

                  Signature                                       Capacity
                  ---------                                       --------

         /s/Clarence D. Obertwortmann     *          Chairman of the Board of Directors
     --------------------------------------
           Clarence D. Oberwortmann

         /s/Andrew B. Barber              *          Vice Chairman of the Board of Directors
     --------------------------------------
          Andrew B. Barber

         /s/Robert P. O'Meara                        President, Principal Executive Officer
     --------------------------------------          and Director
           Robert P. O'Meara

         /s/John M. O'Meara               *          Executive Vice President, Principal
     --------------------------------------          Operating Officer and Director
           John M. O'Meara

         /s/Donald J. Swistowicz                     Executive Vice President, Principal
     --------------------------------------          Financial and Accounting Officer
           Donald J. Swistowicz

         /s/Vernon A. Brunner             *          Director
     --------------------------------------
           Vernon A. Brunner

         /s/Bruce S.Chelberg              *          Director
     --------------------------------------
          Bruce S. Chelberg

         /s/William J. Cowlin             *          Director
     --------------------------------------
           William J. Cowlin


         /s/O. Ralph Edward               *          Director
     --------------------------------------
          O. Ralph Edwards

         /s/Joseph W. England             *          Director
     --------------------------------------
           Joseph W. England

         /s/Thomas M. Garvin              *          Director
     --------------------------------------
           Thomas M. Garvin

         /s/J. Stephen Vanderwoude        *          Director
     --------------------------------------
           J. Stephen Vanderwoude

     __________
          *By Donald J. Swistowicz or Robert P. O'Meara, as Attorney-in-fact.

                                 EXHIBIT INDEX

                                                                             Sequential
Exhibits                             Description                              Page No.
--------                             -----------                             ----------
3             Restated Certificate of Incorporation of the Company is
              incorporated herein by reference to Exhibit 3 to Quarterly
              Report on Form 10-Q dated March 31, 1996.

3.1 Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K dated December 31,
              1994.

4 Rights Agreement dated February 15, 1989 is incorporated herein by reference to the Company's Form 8-A filed with the Securities and Exchange Commission on February 17, 1989.

4.1           Amended and Restated Rights Agreement, Form of Rights
              Certificate and Designation of Series A Preferred Stock of the
              Company, dated November 15, 1995, are incorporated herein by reference to Exhibits (1) through (3) of the Company's
              Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 21, 1995, and the
              First Amendment to Rights Agreement, dated June 18, 1997, is incorporated herein by reference to Exhibit (4) of the Company's Amendment No. 2 to the Registration Statement on
              Form 8-A filed with the Securities and Exchange Commission on June 30, 1997.

5             Opinion of Hinshaw & Culbertson regarding legality.*

10.1          Investment Agreement dated June 18, 1997 between the
              Company and all of the stockholders of SparBank, Incorporated.*

23.1          Consent of Ernst & Young LLP.

23.2          Consent of KPMG Peat Marwick LLP.

23.3          Consent of Hinshaw & Culbertson (included in Exhibit 5).*

23.4          Consent of Grant Thornton LLP.

24            Power of Attorney*

* Previously filed.